Results of Special Shareholder Meetings Thrivent Mutual Funds

A special meeting of the shareholders of the Diversified Income Plus Fund, formerly know as the Thrivent High Yield Fund II, for the Thrivent Mutual Funds was held on June 23, 2006. The matter voted upon at the meeting and the shares cast for, against, or to abstain are set forth as follows.

A.  To change the investment objective of Thrivent High Yield Fund II.

For:  10,060,047.476
Against:  366,020.566
Abstain:  248,974.522